FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of March 12, 2009

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated March 10 2009 announcing Addendum to Proposed Settlement of Pixelplus Securities Class Action

Exhibit 99.1

Addendum to Proposed Settlement of Pixelplus (PXPLY.PK) Securities Class Action

Press Release

NEW YORK, March 10 /PRNewswire/ — TO: ALL PERSONS WHO PURCHASED OR OTHERWISE ACQUIRED THE PUBLICLY-TRADED AMERICAN DEPOSITORY SHARES (“ADS”) OF PIXELPLUS COMPANY LTD. (“PIXELPLUS” or the “Company”) BETWEEN DECEMBER 21, 2005 AND APRIL 11, 2006 AND/OR purchased Pixelplus ADS pursuant and/or traceable to the Company’s December 21, 2005 Initial Public Offering (“IPO”), which is defined for purposes of this NOTICE OF settlement to include from December 21, 2005 to April 11, 2006.

YOU ARE HEREBY NOTIFIED that an Addendum to the proposed Settlement (the “Settlement”) in the above-captioned putative class action lawsuit (“Litigation”) has been executed by the Parties. If you purchased the publicly-traded ADS of Pixelplus (PXPLY.PK) between December 21, 2005 and April 11, 2006 (the “Exchange Act Class”) and/or purchased Pixelplus ADS pursuant and/or traceable to the Company’s December 21, 2005 IPO, which is defined for purposes of this settlement to include from December 21, 2005 to April 11, 2006 (the “Securities Act Class”), your rights may be affected by this Addendum.

The Company is unable to entirely fund its portion of the Settlement due to the economic turmoil in Asia arising from the global financial crisis and the world-wide recession, which continues to have a severe negative impact on the financial position and business operations of the Company. In light of these circumstances, the Company and Lead Plaintiff have renegotiated the Company’s contribution to the Settlement Fund, and these changes are reflected in the Addendum. The Underwriters’ contribution to the Settlement Fund, $355,000, is unchanged. In lieu of a $1,000,000 cash contribution to the Settlement Fund by the Company, the Samsung Fire & Marine Insurance Company, Inc. (“Samsung”), the insurance carrier for the Company, will pay 500,000,000 South Korean Won (converted into US Dollars) into the Settlement Fund within two business days of receipt of notification of final approval of the Settlement. The exchange rate of the South Korean Won on March 10, 2009 was 0.000662439 to the Dollar. The total value of Samsung’s contribution, based on the exchange rate as of March 10, 2009, is $331,219.43, but that is subject to currency rate fluctuations and may be larger or smaller depending on the exchange rate at the time of final approval. The average recovery per ADS, subject to those rate changes, is approximately $0.13. The balance of the previously-agreed-upon $1,000,000 contribution from the Company will be paid by the Company if and when such funds become available, according to terms agreed upon by the Parties. It is further agreed that the costs and expenses for the Class Notice and the administration and distribution of the Settlement Fund shall be paid out of the gross Settlement Fund.

Aside from these modifications, the previously entered-into Stipulation of Settlement in this Litigation remains fully intact.

The deadline for exclusions from and objections to this Settlement is extended from March 5, 2009, to March 16, 2009.

PLEASE DO NOT CONTACT THE COURT OR THE CLERK’S OFFICE REGARDING THIS NOTICE. If you have any questions about the settlement, you may contact Lead Counsel for Plaintiffs at:

KAHN GAUTHIER SWICK, LLC

LEWIS S. KAHN

650 Poydras St., Ste. 2150

New Orleans, Louisiana 70130

DATED: March 9, 2009

BY ORDER OF THE COURT UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Seo-Kyu Lee
Name:	Seo-Kyu Lee
Title:	Chief Executive Officer

March 12, 2009